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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

PSINet Inc.
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   (Last)               (First)                 (Middle)

44983 Knoll Square
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                                    (Street)

Ashburn                              Virginia                    20147
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


06/15/00
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3. IRS or Social Security Number of Reporting Person (Voluntary)

16-1353600
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4. Issuer Name and Ticker or Trading Symbol

Xpedior Incorporated (Nasdaq XPDR)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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
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   Common Stock                          40,005,048                  I                    By PSINet Consulting Solutions, Inc. (1)
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Convertible Note         8/15/00(2) 8/15/00(2)      Common Stock(2)        1,333,333     $37.50 per     D
                                                                                          share
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====================================================================================================================================

Explanation of Responses:

(1) PSINet Consulting Solutions, Inc., a Delaware corporation which is a wholly owned subsidiary of the Reporting Person ("PCS"), is the record owner of 40,005,048 shares of the Issuer's Common Stock, par value $0.01 per share. In its capacity as sole shareholder of PCS, the Reporting Person is deemed to share investment control over such shares and thus could be deemed to have an indirect pecuniary interest in such shares within the meaning of Rule 16a-1(a)(2)(iii) under the Securities Exchange Act of 1934.

(2) The Convertible Note will automatically convert into 1,000,000 shares of the Issuer's Series A 8 1/2% Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"), on the twentieth day following the delivery by the Issuer of an Information Statement to its shareholders, provided that such date may not be later than August 15, 2000. The Preferred Stock issuable upon conversion of the Convertible Note is convertible at any time, at the option of the holder thereof, into 1,333,333 shares of the Issuer's Common Stock (subject to anti-dilution protection in the event of stock splits, stock dividends, recapitalizations, below-market share issuances and similar events) for $37.50 per share.

PSINet Inc.
By:/s/Kathleen B. Horne                                      June 23, 2000
---------------------------------------------            -----------------------
Kathleen B. Horne, Senior Vice President,                 Date
General Counsel and Corporate Secretary
     **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.


                                  Page 2 of 2


(122795DTI)